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Canada

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Nevsun Resources Ltd.

On March 12, 2010, we reported on the consolidated balance sheets of Nevsun Resources Ltd. (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada

March 12, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in United States dollars, except per share amounts)

Years ended December 31, 2009 and 2008

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. There are no measurement differences between Canadian and U.S. GAAP with respect to the Company's consolidated financial statements, except as noted in points (c) and (d) below:

(a)

Uncertainty in Income Taxes:

The Company recognizes tax positions that are more likely than not to be sustained upon examination by tax authorities and measures those positions at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement. The Company files tax returns in Canada, Barbados and Eritrea and years 2002 through 2009 are subject to examination by the tax authorities in the jurisdictions where those tax returns are filed.

(b)

Fair value measurement:

Under Canadian GAAP the Company is required to establish a hierarchical framework for measuring fair value.  US GAAP has similar requirements.  No differences from Canadian GAAP result from the application of the US GAAP requirements.

(c)

Non-controlling interest:

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (I) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The amounts disclosed in the Canadian GAAP Balance Sheet within the caption “Minority Interest related amounts” as described in note 10 of the Financial Statements relate to financial liabilities payable to the Minority and a deferred credit related to the Minority. The new accounting treatment for non-controlling interests under USGAAP does not impact the accounting treatment of these balances.

.

(d)

Warrants

Under Canadian GAAP outstanding share purchase warrants are accounted for and classified as equity.  On January 1, 2009 the Company adopted a new US GAAP accounting policy that requires it to record a warrant issued by the Company with an exercise price that is not in the Company’s functional currency as a derivative financial liability.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in United States dollars, except per share amounts)

Years ended December 31, 2009 and 2008

The Company has applied the new accounting policy for warrants outstanding as of January 1, 2009, with the impact of adoption recognized as an adjustment to opening deficit for US GAAP purposes.  Prior period comparative amounts have not been adjusted.  For US GAAP purposes, as of January 1, 2009 the deficit decreased by $2,165,856, a derivative financial liability of $408,937 was recorded and the original warrant amount of $2,574,793 included in share capital was reversed.  The warrants expired unexercised during the year.

(e)

New accounting pronouncements

On July 1, 2009 the FASB launched its Accounting Standards Codification (ASC).  Pursuant to FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

(f)

International Financial Reporting Standards:

The Company announced that as of January 1, 2010 it will adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  As a result, in accordance with the exemption provided under the Security Exchange Commission’s December 21, 2007 Release No. 33-8879, “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, 17 CFR, parts 210, 230, 239 and 249, in future reporting periods the Company will not provide a reconciliation between its results as prepared in accordance with IFRS and those of US GAAP.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in United States dollars, except per share amounts)

Years ended December 31, 2009 and 2008

(g)

Reconciliation:

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the Statements of Operations and Comprehensive Loss are as follows:

	Year ended December 31,
	2009	2008

Loss from continuing operations, Canadian GAAP	$(5,5,07,787)	$(7,661,493)
Reversal of derivative liability (note d)	282,778	-

Loss from continuing operations, US GAAP	(5,225009)	(7,661,493)
Income from discontinued operations, US GAAP	-	1,975,282

Loss for the period, US GAAP	(5,225,009)	(5,686,211)
Other comprehensive income (loss), US GAAP	1,052,036	230,244

Comprehensive income (loss), US GAAP	$(4,172,973)	$(5,455,967)

Weighted average number of common shares outstanding	130,333,425	128,072,144

Basic and diluted income (loss) per share from continuing operations, US GAAP	$(0.04)	$(0.06)

Basic and diluted income per share from discontinued operations, US GAAP	$-	$0.02

Basic and diluted income (loss) loss per share, US GAAP	$(0.04)	$(0.04)